April 30, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Christine Westbrook

Erin Jaskot

Re:	Global Indemnity Limited

Registration Statement on Form S-3

File No. 333-223546

Acceleration Request

Requested Date: May 2, 2018

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Global Indemnity Limited (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-223546) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Megan J. Baier at (212) 497-7736.

* * * *

Sincerely,

GLOBAL INDEMNITY LIMITED

By:	/s/ Thomas M. McGeehan
Thomas M. McGeehan
Chief Financial Officer

cc:	Stephen Ries, Esq

Global Indemnity Limited

Katharine A. Martin

Megan J. Baier

Wilson Sonsini Goodrich & Rosati, P.C.